UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: September 29, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX ANNOUNCES COMPLETION
OF GLOBAL OFFERING

Monterrey, Mexico. September 28, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX) announced that a total of 1,495,000,000 Ordinary Participation Certificates (CPOs), directly or in the form of American Depositary Shares (ADSs), were sold in a global offering completed today. The underwriters fully exercised their options to purchase additional CPOs and ADSs to cover over-allotments.

Of the 1,495,000,000 CPOs offered, 1,121,250,000 CPOs, directly or in the form of ADSs, were sold in the United States and elsewhere outside of Mexico and 373,750,000 CPOs were sold in Mexico. The ADSs were offered to the public at a price of US$12.50 per ADS, and the CPOs were offered to the public at a price of MXN16.65 per CPO.

The estimated net aggregate proceeds from the global offering, including proceeds from the exercise of the over-allotment option, were approximately US$1.782 billion. The over-allotment option relating to the Mexican portion of the offering will be completed tomorrow. CEMEX intends to use the net proceeds from the global offering to pay down debt as required by the financing agreement recently entered into with its creditors.

J.P. Morgan, Citi, Santander Investment and BBVA acted as global coordinators for the global offering. J.P. Morgan, Citi, Santander Investment, BBVA, BNP Paribas, HSBC and RBS acted as joint bookrunning managers on the international offering. Acciones y Valores Banamex Casa de Bolsa, J.P. Morgan Casa de Bolsa, Casa de Bolsa BBVA Bancomer, Santander Casa de Bolsa and HSBC Casa de Bolsa acted as bookrunning managers for the Mexican offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission and is effective. A Spanish language prospectus has been filed with, and approved for use by, the Comisión Nacional Bancaria y de Valores (Mexican securities authority or “CNBV”).  The public offering in Mexico was approved by the CNBV.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the final international prospectus may be obtained from the prospectus departments of:

J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Prospectus Library, Tel: (718) 242-8002

Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220, Tel: (718) 765-6732

Santander Investment, Equity Capital Markets, 45 East 53rd Street, 12th floor, New York, NY 10022, Tel: (212) 407-0963, Attention. Elias Ehrlich

Banco Bilbao Vizcaya Argentaria, S.A, Vía de los Poblados s/n, 28033 Madrid, Attention: ECM Department, Tel: (34 91) 537-9337

BNP Paribas Equity Syndicate, 16 avenue de Matignon, 75008, Paris, France

HSBC, Attention: Prospectus Dept., 452 Fifth Avenue, New York, NY 10018, Tel: (866) 811-8049

RBS Securities Inc., 600 Washington Blvd., Stamford, CT 06901, Attention: Prospectus Library, Tel: (203) 897-9874

Copies of the final Mexican prospectus may be obtained from the prospectus departments of:

Acciones y Valores Banamex Casa de Bolsa Paseo de la Reforma 398 – 4° piso, Col. Juárez, 06600 México D.F., México, Attention: J Antonio Espíndola / Santiago Guzmán, Equity Capital Markets

J.P. Morgan Casa de Bolsa, Av. Paseo de las Palmas 405, Col Lomas de Chapultepec, piso 16, 11000, México D.F., México, Attention: Ricardo Carvallo, Tel: 52 (55) 5540-9361

Casa de Bolsa BBVA Bancomer, Montes Urales 620 2º floor, Col. Lomas de Chapultepec 11000, México D.F., México,  Attention: Banca de Inversión/ECM México, Tel: 52 (55) 5201-2069

Santander Casa de Bolsa, Equity Capital Markets, Prol. Paseo de la Reforma, #500 Módulo 109, Col. Lomas de Santa Fe, Álvaro Obregón, 01219, México D.F., México, Tel: 52 (55) 5269-1819, Attention: Roberto Baena

HSBC Casa de Bolsa, Attention: Luis A Hernández, Tesorería  HSBC, Av. Paseo de la Reforma  347, Piso 15, Col Cuauhtémoc 06500, México D.F., México

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 29, 2009	By:	/s/ Ramiro G. Villarreal
			Name:	Ramiro G. Villarreal
			Title:	General Counsel